UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Akili, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
00974B107
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,711,163 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,711,163 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,711,163 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (2)
12	TYPE OF REPORTING PERSON IN
(1)
Averill Master Fund, Ltd. is the record holder of 3,624,163 shares of Issuer Common Stock (as defined herein) reported herein.  SVAV Sponsor I, LLC is the record holder of 3,087,000 shares of Issuer Common Stock reported herein.  See Item 2(a) herein.

(2)
Calculated based upon 77,908,746 shares of Issuer Common Stock reported to be outstanding as of November 7, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Explanatory Note:
This Amendment No. 1 to Schedule 13G (this “Amendment”) is filed with respect to the Issuer Common Stock (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below).
Item 1(a).	Name of Issuer:
Akili, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
125 Broad Street, Fifth Floor, Boston, Massachusetts 02110
Item 2(a).	Name of Person Filing:
This Amendment is filed by Aaron Cowen, an individual (“Mr. Cowen” or the “Reporting Person”).  Averill Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (the “Averill Fund”), is the record holder of 3,624,163 shares of Issuer Common Stock reported herein. SVAV Sponsor I, LLC, a Delaware limited liability company (“SVAV”), is the record holder of 3,087,000 shares of Issuer Common Stock reported herein.  Mr. Cowen may be deemed to control Suvretta Capital Management, LLC, the investment manager of the Averill Fund, and therefore may be deemed to beneficially own the shares of Issuer Common Stock held by the Averill Fund.  Mr. Cowen may be deemed to control SVAV and therefore may be deemed to beneficially own the shares of Issuer Common Stock held by SVAV.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of Mr. Cowen is as follows:
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor,
New York, New York 10022
Item 2(c).	Citizenship:
See response to Item 4 on cover page.
Item 2(d).	Titles of Classes of Securities:
Common stock, par value $0.0001 per share (“Issuer Common Stock”).
Item 2(e).	CUSIP Number:
The shares of Issuer Common Stock CUSIP Number is 00974B107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ______________ .
Item 4.	Ownership
(a) Amount beneficially owned:
See response to Item 9 on cover page.
(b) Percent of class:
See responses to Item 11 on cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on cover page.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
The Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 13, 2023
/s/ Aaron Cowen
Aaron Cowen